Exhibit 99.1

TURMALINA  GOLD  PROJECT
SATINOCO TARGET RESOURCE STATEMENT

REVISED TECHNICAL REPORT

FOR RESOURCES OF THE GOLD MINERAL PROPERTY “SATINOCO” IN
THE MUNICIPALITY OF CONCEIÇÃO DO PARÁ, STATE OF MINAS
GERAIS, BRAZIL

Prepared by:

TechnoMine Services, LLC
Salt Lake City, Utah - USA

Author: Ivan C. Machado, M.Sc., P.E., P.Eng.

For:

Jaguar Mining Inc.
Concord, New Hampshire -USA

February 5, 2008

TABLE OF CONTENTS

1. SUMMARY	1
1.1 Introduction	1
1.2 Geology	2
1.3 Mineral Resources	3
1.4 Conclusions and Recommendations	4
2. INTRODUCTION AND TERMS OF REFERENCE	5
3. DISCLAIMER	6
4. PROPERTIES DESCRIPTION AND LOCATION	7
5. ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY	8
6. HISTORY	9
6.1 Previous Owners	9
6.2 Exploration and Drilling	9
7. GEOLOGICAL SETTING	11
7.1 Regional Geology	11
7.2 Local Geology	12
8. DEPOSIT TYPES	14
9. MINERALIZATION	15
9.1 Mineralization in the Iron Quadrangle	15
9.2 Mineralization in the Turmalina Targets	15
10. EXPLORATION	17
11. DRILLING	18
12. SAMPLING METHOD AND APPROACH	23
13. SAMPLE PREPARATION, ANALYSIS AND SECURITY	25
13.1 Previous Exploration Services	25
13.2 Recent Exploration Program	25
14. DATA VERIFICATION	26
14.1 Previous Exploration Services	26
14.2 Recent Exploration Program	27
15. ADJACENT PROPERTIES	27
16. METALLURGICAL TESTING	28
17. MINERAL RESOURCES ESTIMATE	29
18. INTERPRETATION AND CONCLUSIONS	30
19. RECOMMENDATIONS	32

20. REFERENCES	32

21 CERTIFICATE OF AUTHOR	33

i

22 ILLUSTRATIONS AND SUPPORTING DOCUMENTS	35

22.1 Figures

Figure 1A – Location Map of Turmalina and the Satinoco Target
Figure 1B – Location Map of Turmalina and the Satinoco Target.
Figure 2 – Satinoco Target and Other Jaguar’s Gold Operations and Project Areas
Map
Figure 3 – Satinoco Simplified Local Geology Map and Drill Holes Location

22.2 Appendices

Appendix 01 – Mineral Resource Estimate Report prepared by MCB

ii

1          SUMMARY

1.1       INTRODUCTION

Mineração Turmalina Ltda (“MTL”), a fully-owned Brazilian subsidiary of Jaguar Mining Inc. (“Jaguar”), purchased the Satinoco property (the “Satinoco Target”) from AngloGold Ashanti Limited (“AngloGold Ashanti”) in September 2004. The Satinoco Target is part of Jaguar’s Turmalina complex, which is currently producing gold at the rate of 60,000 oz per year.  The geology of the Turmalina complex  is related to the Rio das Velhas and Minas Supergroups. It lies on an extension of the prolific Iron Quadrangle Greenstone Belt.

The Satinoco Target neighbors the Quadrilátero Ferrífero (“Iron Quadrangle”) in its west portion, being in the municipality of Conceição do Pará, about 120 km from Belo Horizonte, capital of the state of Minas Gerais, Brazil.

Jaguar initially completed a two-phase diamond drilling program at the Satinoco Target and commissioned TechnoMine Services, LLC (“TechnoMine”) of Salt Lake City, Utah, to prepare a resource estimate technical report. A Technical Report was issued on October 22, 2007, based on exploration data achieved until July 2007. Jaguar completed an additional exploration campaign (Phase 3) in December 2007. The results generated during Phase 3 program were integrated to the previous exploration database and gave rise to a resource base re-evaluation for the Satinoco Target. This Revised Technical Report states the updated resource base.

AngloGold Ashanti explored Turmalina’s area extensively between 1979 and 1988 using geochemistry, trenching, drilling and 3.9 km of underground development.  AngloGold Ashanti’s exploration program led to the discovery of the following mineralized bodies: Turmalina, Faina, Pontal and Satinoco. During 1992 and 1993, approximately 373,000 t of oxide ore were mined out (open pit), totaling approximately 35,500 ounces  of gold (“oz Au”), produced in a local Heap Leach CIC - ADR Plant.

Two open pits (Principal and SE targets) were mined out at the Satinoco Target, in the oxide zone only.

After acquiring the property, Jaguar started an exploration program that covered all the known targets, which culminated with the development of Turmalina’s Mine and CIP Plant, currently in operation.  The Feasibility Study was prepared by TechnoMine, under the coordination of the author of this Technical Report.

1.2      GEOLOGY

The Satinoco Target is hosted by rocks of the Archean Rio das Velhas greenstone belt in the Iron Quadrangle region, one of the major gold provinces in the world. Rocks of the Archean and Proterozoic ages occur in the region. Archean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments. The predominant rock types in the deposit are metamorphosed amphibolites, pelites and tuffs.

Gold mineralization in the target area is mainly associated with higher levels of sericite, biotite and quartz related to hydrothermal alteration in shear zones, with low concentration of sulfides, mainly, arsenopyrite, pyrrotite and pyrite. A fraction of the gold mineralization at the Satinoco Target may be primarily due to exhalative deposition associated with the banded iron formation (“BIF”), however, the deposit can be broadly classified as epigenetic, related to a mesothermal system related to auriferous silicification in local structural features within a wider shear zone.

The Satinoco Target comprises three zones: the NW, Central, and SE Zones. All of them strike azimuth 700 and dip at 500 - 650. The zones are 150 to 300 m long and range in horizontal width from 2 to 8 m, averaging approximately 4 m. The mineralized body seems to extend to 350 m below the surface at least.

1.3       MINERAL RESOURCES

The following data was used to estimate the mineral resources at the Satinoco Target:

•	AngloGold Ashanti’s exploration program from 1979 to 1988, which included 9 holes totaling 1,524 m and about 250 m of trenches.
•	Jaguar’s three-phase surface drilling program from 2004 to 2007, as summarized below:
•	Phase 1: 5,501 m drilled in 35 new diamond drill holes. This program tested the continuity of the mineralized body between the weathered zone and up to 200 m below the surface.

•
Phase 2: 3,338 m drilled in 24 complementary holes to create a 25 x 60 m grid between the surface and 100 m below and to test the continuity of the mineralized body up to the 350 m-elevation above sea level.

•
Phase 3: in 2007 an additional drill hole campaign was carried out, which consisted of 12,568 meters drilled in 46 drill holes. The results of this campaign were not taken into account for the resource base evaluation stated in the original Technical Report dated October 22, 2007 and being herein amended.

The exploration services carried out so far led to a total estimated amount of measured and indicated resources of about 208,560 oz Au and inferred resources of approximately 64,750 oz  Au.

The resource estimate was made by MCB - Geologia e Mineração Ltda. (“MCB”), a local consulting company that specializes in resource estimates, located in Belo Horizonte in the state of Minas Gerais, Brazil.  The estimate was carried out by Rogério Moreno (principal geologist), under the supervision of Jaime Duchini (Jaguar’s Chief Geologist) and the author of this Technical Report.  See Appendix 01 for the MCB report.

Satinoco Target Resource Estimate*
	Total
	Tonnes (t)	Au (g/t)	oz Au
Measured	467,000	3.76	56,460
Indicated	1,274,000	3.71	152,100
Meas + Ind	1,741,000	3.72	208,560
Inferred	523,000	3.85	64,750
*3D Block Model Cut-Off Grade = 1.00 g/t
Resource Model Cut-Off Grade = 1.50 g/t

1.4      CONCLUSIONS AND RECOMMENDATIONS

TechnoMine recommends Jaguar to conduct a NI 43-101 compliant Feasibility Study aiming  to increase the Turmalina complex proven and probable reserves base. The augmented proven and probable reserve base would be utilized to expand Turmalina’s operation.

The Feasibility Study would focus on a review of the current Turmalina complex LOMP, based on a future Satinoco Mine and on the required adaptations to the existing metallurgical CIP plant vis-à-vis the increased ROM production.

The existing infrastructure and plant will most likely enhance the chances that a Turmalina complex expansion based on the development of the Satinoco Target will be an economically attractive undertaking.

2          INTRODUCTION AND TERMS OF REFERENCE

TechnoMine was retained by Jaguar to prepare an independent technical report compliant with NI 43-101 on the mineral resources pertaining to its Satinoco Target, located in the municipality of Conceição do Pará in the state of Minas Gerais, Brazil. The property’s mineral rights are owned by MTL, a fully-owned subsidiary of Jaguar.

Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine, conducted several site visits, the last of which took place on November 30, 2007. Mr. Machado has reviewed the property mineral rights, licenses, permits, and exploration work carried out thus far.

During the site visits and preparation of this technical report, discussions were held with:

Adriano L. Nascimento                     Vice-President, Exploration & Engineering, Jaguar

Lúcio Cardoso:                                   Vice-President, Operations, Jaguar

Jaime Duchini                                      Chief  Geologist, Jaguar

Stéfano Angioletti:                             Chief Infrastructure Engineer, Jaguar

Rogério Moreno:                                Resource Evaluation Chief Geologist, MCBReinaldo Nogueira:Chief Mining Engineer, Minere (local consulting company)

Dacildo Souza                                     Chief Metallurgist, Jaguar

3          DISCLAIMER

This report has been prepared by TechnoMine for Jaguar. The information, conclusions, opinions, and estimates contained herein are based upon:

•	Information available and supplied to TechnoMine at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and,

•	Data, reports, and opinions supplied by Jaguar, MTL, and by other third party sources.

TechnoMine has verified all information made available by Jaguar regarding the current status of legal titles, property agreements, corporate structure, and environmental permitting status.

4          PROPERTIES DESCRIPTION AND LOCATION

Jaguar’s Turmalina gold complex is situated in the Casquilho Village in the Municipality of Conceição do Pará, about 120 km northwest of the city Belo Horizonte, the capital of the state of Minas Gerais.

The Satinoco Target is part of Turmalina, which comprises 5,337 ha distributed in six (6) exploration and mine concessions as summarized below.

TURMALINA PROPERTY DESCRIPTION
DNPM* Concession	Area (ha)
832203/03	996
812004/75	880
803470/78	952
830027/79	120
812003/75	980
832643/03	550
831617/03	859 (Satinoco)
                                                        * National Department of Mineral Production

The Satinoco Target is situated about 300 m south of the Turmalina Mine, in a parallel structure, where there is a predominance of banded iron formation horizons.

Figures 1A and 1B  present the Satinoco Target Location.  Figure 2 shows a Map of the Satinoco Target and Other Jaguar’s Gold Project Areas.  Figure 3 presents Satinoco’s  Simplified Local Geology Map and Drill Holes Location.

5.         ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY

The access to the property is made by traveling about 95 km from Belo Horizonte on the BR-262 federal highway towards the Triângulo Mineiro Region, followed by about 25 km on a secondary paved road to the north, towards the town of Pitangui, where the entrance to the Turmalina complex is located. These roads are in good traffic conditions throughout the year.

Belo Horizonte is the largest city in the state with a population in excess of four (4) million; it is the major center of the Brazilian mining industry. A large commercial airport with domestic and international flights services Belo Horizonte, which hosts several state and federal governmental agencies and private businesses that provide services to the mining and exploration sectors. Skilled labor is readily available.

Annual rainfall in the target area averages between 1,300 mm and 2,300 mm, 84% of which falls during the rainy season between October and March. The months of December and January present the most intense precipitation. Winds have a low average speed (<1 m/s), and come predominantly from the south and southeast. The annual average temperature is slightly above 20ºC. Air humidity does not exceed 90% on average, with annual average evaporation of approximately 934 mm.

Satinoco is located in the municipality of Conceição do Pará. There are two important towns near Turmalina: Pará de Minas and Pitangui, with 100,000 and 40,000 inhabitants, respectively. In these towns there are banks, schools, hospitals, daily buses to Belo Horizonte, and good supplies of electrical power, communications, and manpower. The Pará River, which flows near the area,  supplies the industrial water to the Turmalina complex.

6.         HISTORY

6.1       Previous Owners

AngloGold Ashanti controlled Turmalina’s mineral rights from 1978 to 2004 through a number of Brazilian subsidiaries, including MTL.   In September 2004 Jaguar bought MTL from AngloGold Ashanti.

6.2       Exploration and Drilling

AngloGold Ashanti explored the area extensively between 1979 and 1988 utilizing geochemistry, trenching, drilling, and 3.9 km of underground development. This exploration program led to the discovery of the following mineralized bodies: Turmalina, Satinoco, Faina, and Pontal. During 1992 and 1993, approximately 373,000 t of oxide ore were mined out (open pit), totaling around 35,500 oz Au produced in a local Heap Leach CIC - ADR Plant.

A summary of AngloGold Ashanti’s exploration and development activities is presented below.

Underground: 3,865 m of work including the following:

Turmalina Target:
- 1,460 m (ramp and 2 levels - 640 and 626 - along the strike, 55 and 70 m below the surface).
- Cross-Section of 4.20 m x 4.00 m.

Faina and Pontal Targets:
- 2,405 m (ramps, drifts and raises).
- Cross-Sections of 3.00 m x 2.40 m, 2.60 m x 2.40 m, and 1.80 m x 1.80 m.
- 7,317 m of underground drilling (diameters NQ and BQ).
- 5,498 samples of cores from underground assayed for gold.
- Trial stopping: 17,000 t, by the sublevel stopping mining method, in the first level; definition of critical geotechnical parameters.

Surface:
- 18,851 m of surface drilling - (DDH - diameters HQ, NQ, and BQ);
- 11,321 of core samples from surface drilling assayed for gold;
- 1,050 m of powered auger drilling;
- 7,000 m of trenches;
- 290 km of trails for soil geochemistry;
- 52 km of geophysical magnetic surveys;
- 46 km of geophysical IP surveys;
- 32,871 samples (stream sediment, panning concentrate, soil, outcrop channeling, and trenches, drill hole cores from powered auger drilling) assayed for gold.

The table below shows results from AngloGold Ashanti’s drilling program for the Satinoco Target:

Satinoco - AngloGold Drilling Results (> 1.00 g/t)
Hole	Coordinate		Elevation	Width	Azimuth	Dip	Mineralized Intervals
	N	E	(m)	(m)	Degree	Degree	From	To	Grade	Thick.
FSN-01	7,817,244	512,369	695.0	154.83	Vertical	-90	35.50	35.94	1.60	0.44
							55.00	55.38	1.10	0.38
							83.50	84.49	1.30	0.99
							124.00	124.80	1.16	0.80
FSN-02	7,817,279	512,336	705.5	182.86	Vertical	-90	38.50	39.22	4.93	0.72
							128.50	128.85	3.41	0.35
							164.15	166.16	6.08	2.01
							170.00	170.68	4.64	0.68
FSN-03	7,817,226	512,338	697.2	154.43	Vertical	-90	50.25	50.64	3.50	0.39
							51.25	51.73	6.11	0.48
							52.25	53.19	2.11	0.94
							54.75	55.38	2.72	0.63
FSN-04	7,817,254	512,310	705.3	220.60	Vertical	-90	55.50	55.94	1.20	0.44
							59.00	59.58	3.07	0.58
							142.00	142.77	1.07	0.77
							144.65	145.93	2.35	1.28
FSN-05	7,817,163	512,414	705.8	197.53	Vertical	-90	39.00	39.52	2.07	0.52
							82.50	84.16	2.54	1.66
							118.45	120.10	4.56	1.65
FSN-06	7,817,028	512,553	742.8	141.08	245	-70	51.00	51.38	1.85	0.38
							56.00	58.91	24.76	2.91
							70.00	70.97	3.00	0.97
							109.00	109.38	1.55	0.38
FSN-07	7,817,180	512,417	703.5	160.00	Vertical	-90	18.00	18.57	2.05	0.57
							78.00	78.61	2.29	0.61
FSN-08	7,817,276	512,418	700.5	203.13	Vertical	-90	62.50	63.40	4.17	0.90
							104.00	104.56	1.20	0.56
							182.82	183.75	1.18	0.93
FSN-09	7,817,264	512,280	712.0	109.08	Vertical	-90	89.00	94.96	12.32	5.96

7          GEOLOGICAL SETTING

7.1       Regional Geology

The geological setting of Turmalina is very similar to that of Jaguar’s other Iron Quadrangle gold projects. The Iron Quadrangle has hosted various productive and cost-effective operations, such as Eldorado’s São Bento Mine, AngloGold Ashanti’s Cuiabá Mine (in operation), and the well-known Morro Velho Mine (entailing Mina Grande/Mina Velha). The Morro Velho Mine was the deepest mine ever operated in Brazil (more than 2,000 m deep). It was also one of the oldest mines in terms of continuous operations worldwide (from 1836 to 2003). The remarkable similarity between the regional geology of the Turmalina targets - including Satinoco - and the other Jaguar projects in Iron Quadrangle is due to the fact that they lie on the Iron Quadrangle Rio das Velhas Greenstone Belt.

The regional geological setting for the Iron Quadrangle has been well documented by Dorr (1969) (1), Ladeira (1980 and 1991) [(2), (3)], Scarpelli (1991) (4), and Vieira (1991) (5). The following is a brief synopsis of their work. The area comprises rocks ranging in age from Archean to Upper Proterozoic. Numerous gold and iron deposits are associated with these rocks.

The gold metallogeny in the Iron Quadrangle, mainly in its Rio das Velhas Greenstone Belt, has a complex history. Initially, in the Archean period, volcanic exhalative sedimentary processes in the greenstone belt produced banded iron formation and chert hosted sulfide-rich gold deposits. Shear zone related gold deposits were also generated at that time.

The stratigraphy is as follows from oldest (Archean) to youngest (Upper Proterozoic):

- Tonalities, trondjemite, gneiss basement
- Rio das Velhas Supergroup (Greenstone Belt)
- Espinhaço Supergroup lies unconformably on the Rio das Velhas Supergroup

- Minas Supergroup overlies with tectonic angular and erosional unconformities on the Espinhaço Supergroup
- Itacolomi Group overlies with tectonic angular and erosional unconformities on the Minas Supergroup

The Rio das Velhas Supergroup is subdivided into two groups: Nova Lima and Maquiné.  The Nova Lima Group consists of a +4 km thick eugeosynclinal succession including greywacke, carbonate schist, immature quartzite, quartz schist, conglomerate, banded iron formation, schistose tuff, graphitic schist, carbonate chemical sedimentary rock, phyllite, greenschist, and meta-ultramafic rocks. The Maquiné Group consists of a 1.8-km thick eugeosynclinal molasse including protoquartzite, grit conglomerate, phyllite, greywacke, and minor basal conglomerate.

Gold mineralization is hosted primarily in a narrow belt of banded iron formation and chemical sedimentary rocks (chert).  The width of the banded iron formation varies from 1 to 30 m and dips to the east at 25 to 50°.  The deposits are dominantly stratabound and are congruently folded and deformed with the host rocks. The deformation style is thrust fault-related folding with a westerly transport direction on the thrusts, followed by late east - west trending brittle faults (likely due to post-thrusting extensional stress relief) that aided in the orientation of quartz lodes and veining.

7.2       Local Geology

The Turmalina area is underlain by rocks of Archaean and Proterozoic age. Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments.

The Satinoco Target is hosted by an interlayer sequence of amphibolites and pelitic in the upper unit of the Pitangui Group. A sequence of sheared, banded sulfide iron formation, and chert hosted the main mineralization.

Proterozioc units include the Minas Supergroup and the Bambui Group. The former includes basal quartzites and conglomerates as well as phyllites. Some phyllites, stratigraphically higher in the sequence, are hematitic. The Bambui is composed of calcareous sediments.

The predominant rock types in the deposit are metamorphosed pelites, tuffs, amphibolites, and chemical sediments (BIF and chert). Gold mineralization is associated with higher levels of sericite, quartz, and biotite with disseminated arsenopyrite. Fine banding is likely associated with shearing.

The deposit lies in or close to banded iron formation horizon. Both the banded iron formation and the deposit are located within a shear zone approximately 500 m wide that strikes approximately azimuth 135º.

8          DEPOSIT TYPES

The gold metallogeny in the Satinoco Target may be summarized as follows:

Initially, in the Archean, volcanic exhalative sedimentary processes in the Iron Quadrangle Rio das Velhas Greenstone Belt produced narrow banded iron formations (BIF) and chert hosted sulfide-rich gold deposits.

Shear zone related to gold deposits were also generated at that time. These first two deposit types host most of the gold mineralization at the site.

The third type of deposit hosts carbonatized mafic schist within shear zones.  These shears are coplanar with the regionally dominant foliation of N350E.

The Turmalina complex targets (Turmalina, Faina, Pontal, and Satinoco), in general, entail all the three types of “deposits” found in the Iron Quadrangle. Since the deposit types are essentially different types of mineralization, it is appropriate to state that the next item of this report (Section 9 - Mineralization) will provide more details on the three types of gold-bearing mineralization.

9          MINERALIZATION

9.1       Mineralization in the Iron Quadrangle

An Archean green schist strip exists in the region where the Target is located, which is related to the Rio das Velhas Supergroup Greenstone Belt that occurs in Iron Quadrangle. Actually, the entire Turmalina complex area lies on an extension of the aforementioned Greenstone Belt.

Gold mineralization in the Iron Quadrangle is normally classified as one of the three (3) types:

- Oxide/Carbonate facies banded iron formation, hosting massive or disseminated sulfides.

- Lapa Seca, a carbonate banded iron formation, hosting massive or disseminated sulfides with visible gold.

- Silicified zones within shear zones, hosting massive or disseminated sulfides with visible gold.

The Satinoco mineralization is a mix of types 1 and 3. Gold mineralization is proportional to the degree of silicification.  Elevated levels of biotite and sericite are also good indicator minerals. Gold occurs as free gold, is associated with arsenopyrite, pyrrotite, and pyrite, and is non-refractory. Total sulfide content is normally less than five percent.

9.2       Mineralization in the Turmalina Targets

The gold-bearing mineralizations are concentrated in the intermediate portion of the Pitangui Group, where BIFs, amphybolites, volcanoclastic rocks, and fine metasediments occur for the most part.

The Satinoco Target is related to alternate layers of BIFs, magnetic-metachert, and carbonaceous chloritic schists, which are predominant at the base of the mineralized unit. The Target is related to the rocks covering the sequence, which can be described as schists and biotitic metapellites.

The Faina Target is located in the aforementioned unit, where massive and well-foliated amphybolites predominate.

The Pontal Target is stratigraphycally located above the amphibolites. It is made of metatuffs and meta-agglomerates.

The mineralized bodies are made of quartz-rich rocks, sometimes carbonates, and sulfides. Among the sulfides, pyrrotite, pyrite, arsenopyrite, as well as limited concentrations of antimonium sulfides are present. They show a yellowish color when weathered. As a result, the mineralized zone was named “amarelito” during the exploration phase (“amarelo” is the Portuguese word for yellow).

10        EXPLORATION

The initial exploration efforts in 2004 focused on the re-interpretation of the AngloGold Ashanti data (trenches, soil geochemistry, and drilling) to better understand the local geology. A three-phase drilling campaign ensued, as described in the next Section of this report.

11        DRILLING

In March 2005 Jaguar started a complementary diamond drill program in the Satinoco Target to estimate resources in accordance with NI 43-101 guidelines. A two-phase campaign was carried out.

Phase 1: drilled 5,501 m in 35 new diamond drill holes. This program tested the continuity of the mineralized body between the weathered zone and up to 200 m below the surface.

Phase 2: drilled 3,338 m in 24 complementary holes to create a 25 x 60 m grid between the surface and 100 m below and to test the continuity of the mineralized body up to the 350 m-elevation above sea level.

Phase 3: in 2007 an additional drill hole campaign was carried out.  A total of 46 holes and 12,568 meters were drilled in this phase. The results of this campaign were not talen into account for the resource base evaluation stated in the original Tecchnical Report dated October 22, 2007 and being herein amended.

The drill program was carried out by Mata Nativa Comércio e Serviços Ltda., a local drill company, using Long Year machines. The holes were initially drilled in HQ diameter and then reduced to NQ after the weathered zone was crossed. The core recovery was larger than 90%. A total of  1,344 new core samples were collected during this phase.

The table below presents the collar and the main assays results of the holes drilled in the Satinoco Area.

Satinoco - AngloGold Drilling Results (> 1.00 g/t)
Hole	Coordinate		Elevation	Width	Azimuth	Dip	Mineralized Intervals
	N	E	(m)	(m)	Degree	Degree	From	To	Gade	Thick.
FSN-01	7,817,244	512,369	695.0	154.83	Vertical	-90	35.50	35.94	1.60	0.44
							55.00	55.38	1.10	0.38
							83.50	84.49	1.30	0.99
							124.00	124.80	1.16	0.80
FSN-02	7,817,279	512,336	705.5	182.86	Vertical	-90	38.50	39.22	4.93	0.72
							128.50	128.85	3.41	0.35
							164.15	166.16	6.08	2.01
							170.00	170.68	4.64	0.68
FSN-03	7,817,226	512,338	697.2	154.43	Vertical	-90	50.25	50.64	3.50	0.39
							51.25	51.73	6.11	0.48
							52.25	53.19	2.11	0.94
							54.75	55.38	2.72	0.63
FSN-04	7,817,254	512,310	705.3	220.60	Vertical	-90	55.50	55.94	1.20	0.44
							59.00	59.58	3.07	0.58
							142.00	142.77	1.07	0.77
							144.65	145.93	2.35	1.28
FSN-05	7,817,163	512,414	705.8	197.53	Vertical	-90	39.00	39.52	2.07	0.52
							82.50	84.16	2.54	1.66
							118.45	120.10	4.56	1.65
FSN-06	7,817,028	512,553	742.8	141.08	245	-70	51.00	51.38	1.85	0.38
							56.00	58.91	24.76	2.91
							70.00	70.97	3.00	0.97
							109.00	109.38	1.55	0.38
FSN-07	7,817,180	512,417	703.5	160.00	Vertical	-90	18.00	18.57	2.05	0.57
							78.00	78.61	2.29	0.61
FSN-08	7,817,276	512,418	700.5	203.13	Vertical	-90	62.50	63.40	4.17	0.90
							104.00	104.56	1.20	0.56
							182.82	183.75	1.18	0.93
FSN-09	7,817,264	512,280	712.0	109.08	Vertical	-90	89.00	94.96	12.32	5.96

Satinoco - Jaguar Drilling Results - Phase 2 (> 1.00 g/t)
Hole	Coordinate		Elevation	Width	Azimuth	Dip	Mineralized Intervals
	N	E	(m)	(m)	Degree	Degree	From	To	Grade	Thick.
FSN-10	7,816,820	512,858	747.7	111.00	250	-50	52.50	54.20	1.33	1.70
							57.55	68.90	1.11	11.35
FSN-11	7,816,902	512,960	726.9	261.15	250	-85	208.45	212.25	5.70	3.80
							215.30	217.70	3.27	2.40
FSN-12	7,816,944	512,882	716.8	200.00	250	-50	Not mineralized
FSN-13	7,816,843	512,838	744.7	132.45	250	-50	75.35	77.00	2.50	1.65
							80.40	83.50	3.40	3.10
FSN-14	7,816,818	512,991	736.3	173.00	250	-50	75.60	76.65	9.40	1.05
FSN-15	7,816,863	512,820	741.9	133.95	250	-50	77.10	79.10	2.90	2.00
FSN-16	7,816,979	512,644	741.9	110.25	250	-50	59.35	61.50	8.74	2.15
FSN-17	7,816,880	512,793	739.9	132.10	250	-50	Not mineralized
FSN-18	7,817,195	512,591	718.9	241.90	250	-50	167.70	171.00	2.40	3.30
FSN-19	7,817,095	512,601	725.66	204.05	250	-50	114.05	115.15	1.13	1.10
							130.45	131.45	4.95	1.00
							134.40	135.40	2.64	1.00
FSN-20	7,817,155	512,596	720.80	204.25	250	-50	146.80	149.35	2.67	2.55
							167.65	168.65	5.00	1.00
FSN-21	7,817,213	512,453	706.52	211.80	290	-50	80.95	82.55	1.36	1.60
							126.80	127.30	4.23	0.50
FSN-22	7,816,873	512,975	730.16	185.25	250	-50	148.05	150.30	1.56	2.25
FSN-23	7,817,007	512,637	738.4	97.15	250	-50	83.40	86.80	3.01	3.40
FSN-24	7,816,914	512,931	724.7	222.65	250	-50	136.85	141.70	2.41	4.85
FSN-25	7,816,962	512,680	740.2	110.55	250	-50	70.80	71.40	0.68	0.60
FSN-26	7,816,808	512,885	749.6	53.80	250	-70	83.15	86.15	1.58	3.00
FSN-27	7,816,797	512,914	749.8	88.75	250	-70	92.90	95.90	3.65	3.00
FSN-28	7,816,800	513,020	736.4	234.40	250	-70	85.20	88.45	4.31	3.25
FSN-29	7,816,790	512,951	745.1	157.25	250	-70	86.40	88.60	0.98	2.20
FSN-30	7,817,394	512,279	728.2	154.80	250	-60	68.30	69.55	3.00	1.25
FSN-31	7,817,338	512,310	717.6	230.00	250	-60	134.50	135.65	1.16	1.15
FSN-32	7,816,774	513,021	741.6	174.35	250	-60	Not mineralized

FSN-33	7,817,446	512,272	722.5	223.40	250	-70	89.15	89.70	6.85	0.55
							92.30	92.70	3.40	0.40
FSN-34	7,816,773	513,089	720.1	142.60	250	-70	Not mineralized
FSN-35	7,816,928	512,725	733.0	101.00	250	-70	Not mineralized
FSN-36	7,817,039	512,629	734.8	138.65	250	-70	100.35	101.50	1.36	1.15
FSN-37	7,817,314	512,245	723.1	112.30	250	-70	Not mineralized
FSN-38	7,817,291	512,265	716.1	106.55	250	-60	Not mineralized
FSN-39	7,817,073	512,493	725.5	111.90	250	-70	42.30	43.80	2.92	1.50
FSN-40	7,817,092	512,459	719.7	124.10	250	-70	Not mineralized
FSN-41	7,817,115	512,435	713.5	122.35	250	-60	25.50	26.15	1.14	0.65
							53.20	53.95	1.12	0.75
							72.30	73.40	2.01	1.10
FSN-42	7,816,905	512,760	733.8	116.25	250	-60	67.60	69.50	2.69	1.90
FSN-43	7,817,013	512,734	726.3	171.40	250	-60	39.80	42.00	4.46	2.20
							118.20	119.20	1.33	1.00
FSN-44	7,817,066	512,707	725.2	205.70	250	-60	160.90	163.90	4.47	3.00
FSN-45	7,816,802	512,816	755.3	41.40	250	-60	Not mineralized
FSN-46	7,816,819	512,791	753.2	56.75	250	-70	32.70	38.00	1.76	5.30
FSN-47	7,816,830	512,766	754.3	44.75	250	-70	21.25	29.25	3.31	8.00
FSN-48	7,816,841	512,742	755.5	45.20	250	-70	Not mineralized
FSN-49	7,816,784	512,837	756.9	44.95	250	-70	31.00	36.60	1.70	5.60
FSN-50	7,816,923	512,692	779.3	46.50	250	-70	Not mineralized
FSN-51	7,816,768	512,865	757.1	48.60	250	-70	42.10	43.95	2.70	1.85
FSN-52	7,816,760	512,899	753.9	56.60	250	-70	Not mineralized
FSN-53	7,817,060	512,508	727.8	47.50	250	-60	40.40	46.75	12.37	6.35
FSN-54	7,817,224	512,321	697.9	35.15	250	-60	17.40	23.10	11.25	5.70
							27.05	27.90	35.70	0.85
FSN-55	7,817,243	512,304	702.5	32.00	250	-60	20.45	21.25	1.13	0.80
FSN-56	7,817,048	512,528	730.3	46.65	250	-60	41.60	46.65	6.32	5.05
FSN-57	7,817,264	512,291	708.8	43.20	250	-60	Not mineralized
FSN-58	7,817,271	512,267	711.8	33.80	250	-60	17.30	18.90	2.17	1.60
FSN-59	7,817,031	512,541	733.5	47.30	250	-50	36.80	38.85	4.64	2.05
FSN-60	7,817,015	512,554	736.4	44.10	250	-50	31.70	33.10	5.10	1.40
FSN-61	7,816,999	512,567	740.2	52.60	250	-50	38.05	38.95	2.65	0.90
FSN-62	7,816,973	512,577	747.1	64.80	250	-50	22.10	26.20	5.80	4.10
FSN-63	7,817,168	512,801	709.5	412.25	250	-87	312.30	315.90	2.40	3.60
							344.80	346.80	2.83	2.00
							353.00	358.00	6.80	5.00
FSN-64	7,816,894	513,104	716.4	403.10	270	-87	255.00	258.10	4.30	3.10
FSN-65	7,817,148	512,884	697.6	404.05	250	-87	Not mineralized
FSN-66	7,816,875	513,201	715.8	436.55	250	-87	Not mineralized
FSN-67	7,816,939	513,190	709.4	428.75	270	-87	416.00	417.00	1.13	1.00
FSN-68	7,817,246	512,806	701.2	421.55	270	-87	365.40	366.40	2.51	1.00
							369.40	372.40	1.35	3.00

Satinoco - Jaguar Drilling Results - PHASE 3(> 1.00 g/t)
Hole	Coordinate		Elevation	Width	Azimuth	Dip	Mineralized Intervals
	N	E	(m)	(m)	Degree	Degree	From	To	Grade	Thick.
FSN-69	512,690	7,816,998	735.3	180.1	250	-60	108.70	110.70	4.45	2.00
FSN-70	512,646	7,817,210	716.0	283.6	250	-65	221.45	222.45	1.00	1.00
FSN-71	512,776	7,817,036	717.5	256.1	250	-80	182.30	183.30	7.00	1.00
FSN-72	512,720	7,816,978	731.6	157.8	250	-60	110.10	111.10	2.67	1.00
FSN-73	512,721	7,816,978	731.3	207.1	250	-87	155.30	156.30	1.22	1.00
FSN-74	512,645	7,817,211	716.0	350.3	250	-87	278.00	283.00	2.52	5.00
							324.20	327.20	1.92	3.00
FSN-75	512,656	7,817,175	719.7	258.9	250	-60	193.45	197.25	1.79	3.80
FSN-76	512,776	7,816,961	722.4	166.2	250	-60	Not Mineralized
FSN-77	512,775	7,816,960	722.4	213.9	250	-87	163.50	168.80	6.05	5.30
FSN-78	512,657	7,817,124	723.5	236.0	250	-60	171.60	172.60	13.38	1.00
							175.60	178.60	6.15	3.00
							183.00	186.60	4.10	3.60
FSN-79	512,775	7,817,036	717.5	210.1	250	-60	155.50	156.50	1.53	1.00
FSN-80	512,656	7,817,123	723.5	312.0	250	-87	242.00	243.00	1.61	1.00
							248.00	251.00	3.22	3.00
							253.00	254.00	2.04	1.00
FSN-81	512,808	7,816,941	727.3	176.7	250	-60	118.85	120.80	1.04	1.95
FSN-82	512,808	7,816,941	727.3	218.5	250	-87	138.00	139.00	0.97	1.00
FSN-83	512,747	7,817,089	720.4	228.0	250	-60	190.20	194.00	6.10	3.80
							192.00	193.00	2.25	1.00
FSN-84	512,674	7,817,085	726.8	219.7	250	-60	160.40	161.20	1.67	0.80
							164.20	164.85	2.71	0.65
							234.00	236.00	2.43	2.00
FSN-85	512,656	7,817,176	718.7	326.9	250	-87	166.80	169.80	1.13	3.00
							234.00	236.00	2.43	2.00
							258.00	259.00	2.12	1.00
FSN-86	512,900	7,816,837	742.0	142.4	250	-60	85.00	87.00	4.20	2.00
							91.40	98.00	1.08	6.60
FSN-87	513,144	7,816,856	717.5	344.0	250	-87	260.95	263.00	0.87	2.05
FSN-88	512,675	7,817,086	726.8	261.2	250	-87	217.90	221.00	2.57	3.10
FSN-89	512,901	7,816,837	741.8	201.5	250	-87	Not Mineralized

FSN-90	512,699	7,817,146	720.5	303.8	250	-60	207.00	210.60	2.64	3.60
							214.20	218.00	7.52	3.80
FSN-91	512,697	7,817,197	713.9	312.0	250	-60	209.50	210.70	1.29	1.20
							228.90	232.00	2.59	3.10
							238.40	239.40	1.46	1.00
							250.00	252.00	3.63	2.00
FSN-92	512,747	7,817,089	720.4	316.6	250	-87	269.00	276.00	3.89	7.00
FSN-93	513,143	7,816,856	717.4	303.6	250	-60	Not Mineralized
FSN-94	512,699	7,817,147	730.8	339.3	250	-87	273.90	276.00	3.39	2.10
							284.00	285.00	1.74	1.00
							290.00	292.85	3.66	2.85
FSN-95	512,750	7,817,180	712.2	325.5	250	-60	252.20	253.00	2.51	0.80
							269.25	273.25	3.10	4.00
FSN-96	512,921	7,816,822	745.2	180.7	250	-87	138.00	139.00	1.17	1.00
FSN-97	512,664	7,817,034	734.3	154.7	250	-60	116.00	118.00	1.38	2.00
FSN-98	512,625	7,817,063	731.9	178.2	250	-70	Not Mineralized
FSN-99	512,876	7,816,871	732.7	147.1	250	-60	95.00	99.00	6.22	4.00
							102.00	104.00	6.88	2.00
							109.00	110.80	5.57	1.80
FSN-100	512,750	7,817,181	713.1	444.8	250	-87	307.20	311.20	3.38	4.00
							313.40	314.40	2.28	1.00
							331.00	335.00	8.76	4.00
FSN-101	512,814	7,817,135	710.8	453.2	250	-87	337.80	338.80	25.54	1.00
							353.00	356.40	2.24	3.40
FSN-102	512,616	7,817,127	723.4	211.3	250	-70	165.00	166.00	1.17	1.00
							173.00	173.80	2.07	0.80
							184.30	186.40	1.27	2.10
FSN-103	512,347	7,817,300	706.0	132.2	250	-60	125.50	127.50	1.37	2.00
FSN-104	512,387	7,817,309	703.6	251.8	250	-87	201.15	202.15	1.00	1.00
							204.20	206.30	5.08	2.10
FSN-105	512,432	7,817,317	701.1	262.5	250	-87	247.10	249.15	2.01	2.05
							250.15	253.15	3.05	3.00
FSN-106	512,539	7,817,168	716.0	186.7	250	-60	Not Mineralized
FSN-107	513,117	7,816,919	713.5	436.1	250	-87	Not Mineralized
FSN-108	512,361	7,817,371	716.3	306.3	250	-80	239.00	241.00	3.89	2.00
FSN-109	512,360	7,817,340	710.2	286.5	250	-87	222.40	223.90	2.87	1.50
FSN-110	513,118	7,816,920	713.5	382.6	250	-60	318.50	319.50	3.11	1.00
							324.50	327.50	1.28	3.00
							329.60	330.80	2.73	1.20
							337.30	339.30	1.36	2.00
							342.40	343.50	1.41	1.10
							346.70	347.70	5.80	1.00
FSN-111	512,361	7,817,371	716.1	304.5	250	-87	251.00	252.00	1.56	1.00
FSN-112	513,065	7,816,939	716.0	359.5	250	-60	299.70	312.70	4.25	13.00
FSN-113	512,735	7,817,216	709.1	338.1	250	-60	239.70	240.75	1.47	1.05
							281.00	283.00	3.48	2.00
				11867.7

12   SAMPLING METHOD AND APPROACH

Field logging was done at the Turmalina site by William Fagundes Campos, MTL Senior Professional Geologist. The core was transported to a facility near Jaguar’s Caeté Office, east of Belo Horizonte, for more detailed logging, sampling, and storage. Diamond drill core was logged based on lithology, alteration, and mineralization.

Core sampling intervals were determined according to lithology, mineralization type, and visually anticipated grade. Approximately 1,350 intervals were selected for sampling. The samples were composed by half cores, whose size varied between 0.50 m and 1.00 m, with a tendency towards 1.00 m, however, a few samples in barren or poorly mineralized sections were 1.2 m. Barren core on the margins of mineralized zones was also sampled.

Core selected for sampling was halved with a diamond saw and one half was placed in a plastic sample bag. Sample tags were handwritten in duplicate, with one tag inserted into the sample bag and the other remaining in the core box.

The samples were transported to the laboratory in Belo Horizonte or Caeté, using a local courier.

Collar and down-hole survey data, major lithologies, and assay results were entered into a database using a digital spreadsheet format.

The mineralized body average density was determined by tests developed in drill core samples based on the water volume variation when a drill core piece is immersed in a graduated laboratory tub. The basic formula used was the following:

               Mass (g)
D = - - - - - - - - - - - - - - - - -
       (Volume 2 - Volume 1) (cm3)

Where:   Mass = drill core weight
Volume 1 = initial water volume
Volume 2 = volume after the core samples were immersed.

Based on the complementary set of density tests afforded by Phase 3, the calculated average density for the mineralized body is 2.95 g/cm3. This revised calculated average density was used for  the resource estimation.

13       SAMPLE PREPARATION, ANALYSIS, AND SECURITY

13.1    Previous Exploration Services

Trenching, drilling, and sampling completed on the target were performed under AngloGold Ashanti control and the methods utilized conformed with standard industry practices at that time (pre NI 43-101).  Detailed documentation on diamond drilling logs and gold sample analysis are available in hard copy files only.

Gold assays were made at AngloGold Ashanti’s laboratory in Nova Lima, MG, which has international certification.

13.2    Recent Exploration Program

During Phase 1, SGS and Lakefield/Geosol (now SGS do Brasil - “SGS”) labs prepared and assayed the core samples. During phase 2, Jaguar used its own lab but sent 15% of the total core samples to SGS for re-assay and interlab control check. Rock Labs Standards, blanks and duplicates were used. No significant assays variations were detected.  The SGS lab has been assessed by ABS Quality Evaluations, in Houston, Texas, and found to be in compliance with ISO 9001.

The samples were prepared by drying, crushing to 90% minus 2 mm, quartering with a Jones splitter to produce a 250 g sample, and pulverizing to 95% minus 150 mesh. Analysis for gold was by standard fire assay procedures, using a 30 or 50 g sample with an atomic absorption (AA) finish. Analytical results were forwarded to MTL by email, followed by a hard copy.

Internal Quality Assurance/Quality Control (QA/QC) procedures at the SGS, LKG, and Jaguar laboratories included assaying a duplicate sample and reanalyzing one sample from each batch of 20 samples. In addition, the laboratories assayed blank samples and standard reference samples to check for contamination and accuracy.

14        DATA VERIFICATION

14.1    Previous Exploration Services

Data verification was limited to Jaguar’s diamond drilling programs.  Although Jaguar has AngloGold Ashanti’s diamond drill logs, approximately 15% of the drill core database has been either lost or destroyed. The mineralization and assay results described in the AngloGold Ashanti logs are very similar to Jaguar’s results in terms of mineralogy, width, and average grade.

14.2    Recent Exploration Program

Jaguar’s internal Quality Assurance/Quality Control (QA/QC) program consisted of the submittal of control blanks, standard reference samples, and duplicate samples to SGS and Jaguar labs, and re-submittal of selected rejects and pulps to SGS for re-assay.

15        ADJACENT PROPERTIES

There are no adjacent properties as defined by NI 43-101.

16       METALLURGICAL TESTING

In order to preliminarily test the leaching gold recovery behavior of the Satinoco Target mineralized body, Jaguar carried out two tests with core samples. One of the tests included samples from Satinoco only. The other one was performed on blended Satinoco (20%) and Turmalina (80%) ore samples.

Both leaching tests were performed using the following parameters:

- Samples Milled 90% less than 200 mesh;
- pH ranging from 11 to 11.5;
- Preaeration Time = 6 h;
- Cyanadation Time = 24 h;
- Re-cyanadation = 12 h.

The gold leaching recovery results were:

Test work 1 - Satinoco ore alone                                                                                                           88.36%

Test work 2 - Blended Satinoco (20%) and Turmalina (80%)                                                            90.79%.

The tests proved that the Satinoco ore is nonrefractory to conventional cyanadation and can be treated in the Turmalina Leaching / CIP Plant.

Tests are currently being carried out at Salt Lake City -based Dawson Laboratories, Inc and Pocok Industrial Inc, for a 25% (Satinoco) / 75% (Turmalina) blend, under the supervision of TechnoMine. The tests include Bond grindability (Wi), leaching, adsorption, and dynamic viscosities.

17        MINERAL RESOURCES ESTIMATE

The following data was used to estimate the mineral resources at the Satinoco Target:

•	AngloGold Ashanti’s exploration program from 1979 to 1988, which included 9 holes totaling 1,524 m and about 250 m of trenches.
•	Jaguar’s two-phase surface drilling program from 2004 to 2007, which included 60 holes totaling 8,889 m.
•
Phase 3: in 2007 an additional drill hole campaign was carried out.  In this phase 12,568 meters were drilled in 46 drill holes. The results of this campaign were not taken into account for the resource base evaluation stated in the original Technical Report dated October 22, 2007 and being herein amended.

The exploration services carried out so far led to a total estimated amount of measured and indicated resources of about 208,560 oz Au and inferred resources of approximately 64,750 oz  Au.  The resource estimate was made by MCB - Geologia e Mineração Ltda. (“MCB”), a local consulting company that specializes in resource estimates, located in Belo Horizonte in the state of Minas Gerais, Brazil.  The estimate was carried out by Rogério Moreno (principal geologist), under the supervision of Jaime Duchini (Jaguar’s Chief Geologist) and the author of this Technical Report.  See Appendix 01 for the MCB report. The Satinoco Target mineral resources are presented in the table below.

Satinoco Target Resource Estimate*
	Total
	Tonnes (t)	Au (g/t)	oz Au
Measured	467,000	3.76	56,460
Indicated	1,274,000	3.71	152,100
Meas + Ind	1,741,000	3.72	208,560
Inferred	523,000	3.85	64,750
*3D Block Model Cut-Off Grade = 1.00 g/t
 Resource Model Cut-Off Grade = 1.50 g/t

18        INTERPRETATION AND CONCLUSIONS

The exploration services carried out so far led to a total estimated amount of measured and indicated resources of about 208,560 oz Au and an inferred resources estimate of approximately 64,750 oz  Au.

19        RECOMMENDATIONS

TechnoMine recommends Jaguar to conduct a NI 43-101 compliant Feasibility Study aiming  to increase the Turmalina complex proven and probable reserves base. The augmented proven and probable reserve base would be utilized to expand Turmalina’s operation.

The Feasibility Study would focus on a review of the current Turmalina complex LOMP, based on a future Satinoco Mine and on the required adaptations to the existing metallurgical CIP plant vis-à-vis the increased ROM production.

The existing infrastructure and plant will most likely enhance the chances that a Turmalina complex expansion based on the development of the Satinoco Target will be an economically attractive undertaking.
.

20       REFERENCES

(1) Dorr, J.V.N., II, 1969. Physiographic, stratigraphic and structural development of the      Quadrilátero Ferrífero, Minas Gerais, Brazil. U. S. Geol. Survey Prof. Paper 641-A, 110 p.

(2) Ladeira, E.A., 1980. Metalogenesis of Gold at the Morro Velho Mine and in Nova  Lima District, Quadrilátero Ferrífero, Minas Gerais, Brazil. University of Western Ontario, Unpublished Ph.D. Thesis, London, Ontario, Canada: 272 p.

(3) Ladeira, E.A., 1991. Genesis of gold in Quadrilátero Ferrífero: A remarkable case of       permanency, recycling and inheritance - A tribute to Djalma Guimarães, Pierre Routhier and Hans Ramberg. In Ladeira, E.A., ed., Proceedings of Brazil Gold '91. An International Symposium on the Geology of Gold: Belo Horizonte, 1991: A.A.  Balkema, Rotterdam, p.11-30.

(4) Scarpelli, W., 1991. Aspects of gold mineralization in the Iron Quadrangle, Brazil.  In Ladeira, E.A., ed., Proceedings of Brazil Gold '91, An International Symposium on the Geology of Gold: Belo Horizonte, 1991: A.A. Balkema, Rotterdam, p. 151-158.

(5) Vieira, F.W.R., 1991. Textures and processes of hydrothermal alteration and        mineralization in the Nova Lima Group, Minas Gerais, Brazil. In Ladeira, E.A., ed,        Proceedings of Brazil Gold '91, An International Symposium on the Geology of Gold: Belo Horizonte, 1991: A.A. Balkema, Rotterdam, p. 319-326.

(6) Thorman, C.H., DeWitt, E., Maron, W.A.C., and Ladeira, E.A., 2001. Major Brazilian       Gold deposits -1982 to 1999.  Mineralium Deposita, p.218-227.

 (7) Thorman, C.H., and Ladeira, E.A., 1991, Introduction to a workshop on gold  deposits related to greenstone belts in Brazil - Belo Horizonte, Brazil, 1986 in Thorman, C.H. Ladeira, E.A., and Schnabel, D.C., eds., Gold deposits related to greenstone belts in Brazil - Deposit modeling workshop, Part A - Excursions:  U.S. Geological Survey Bulletin 1980-A, p. A5-A22.

21       CERTIFICATE OF AUTHOR

Ivan Caetano Machado
TechnoMine Services, LLC
2080 Fort Union Blvd. - Suite 104
Salt Lake City, Utah - USA
84121-3105
Telephone: (801) 944-1382
Fax: (801) 1633-6053
Email: imachado@technomine.net

I, Ivan C. Machado, P.Eng. do hereby certify that I am currently self-employed as a Principal, Senior Project Engineer, and Project Financial Analyst by:

TechnoMine Services, LLC
2080 Fort Union Blvd. - Suite 104
Salt Lake City, Utah 84121-3105 - USA

1 - I graduated with a degree in Mining Engineering from the Federal University of Minas Gerais of in 1970. In addition, I earned a M.Sc. degree in Metallurgical Engineering in 1985 from the Federal University of Minas Gerais.

2 - I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA) - Professional Engineer (P.Eng. - Foreign Licensee - Reg. # M602169). I am a Professional Engineer (P.E.) in good standing in the states of Colorado, Maine, and Utah in the USA and in the state of Minas Gerais, Brazil. I have been a Member of the Society of Mining Engineers - SME, in the USA, since 1980.

3 - I have worked as a mining and metallurgical engineer for a total of 36 years since my graduation from university. My relevant professional experience for the purposes of this Technical Report encompasses exploration, mining, and mineral processing in the United States, Brazil, and other Latin American countries.

4 - I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5 - I am responsible for the overall preparation of this Technical Report.

6 - I visited the Turmalina Project  Properties and the Satinoco Target several times. The last visit took place on November 30, 2007.

7 - I have had no prior involvement with the Project Properties that is the subject of the Technical Report.

8 - I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9 - I am independent of the Issuer applying the tests set out in section 1.5 of National Instrument 43-101.

10 - I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

11 - I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

Dated this 5th day of February, 2008.

Ivan Caetano Machado

22        ILLUSTRATIONS AND SUPPORTING DOCUMENTSb

22.1 Figures

Figure 1A - Location Map of Turmalina and the Satinoco Target
Figure 1B - Location Map of Turmalina and the Satinoco Target
Figure 2 - Satinoco Target and Other Jaguar’s Gold Operations and Project Areas Map
Figure 3 - Satinoco Simplified Local Geology Map and Drill Holes Location

22.2 Appendices

Appendix 01 - Mineral Resource Estimate Report prepared by MCB

510000
515000
832203/2003
803470/1978
812004/1975
830027/1979
812003/1975
831617/2003
7820000
N
SCALE
2 1 0 2 4 km
511000
512000
513000
514000
7818000
7817000
7816000
812003/1975
Satinoco Target
Turmalina Mine
803470/1978
831617/2003

LEGEND

- Waste Deposit
- Plant
- Ramp
- Open pit
- Satinoco Target
- Mineral Rights

Turmalina Project

Satinoco Target

Location Map

MTL

MINERAÇÃO TURMALINA LTDA

DATE: 22/08/2007

SCALE: 1:20,000

Turmalina
Sabará
Caeté Expansion
CTX
Paciência
Ribeirão das Neves
Santa Luzia
Pará de Minas
Nova Serrana
Florestal
Belo Horizonte
Contagem
Betim
São Gonçalo do Pará
Sabará
Caeté
Barão de Cocais
Santa Bárbara
Nova Lima
Rio A
Brumadinho
Itabirito
Ouro Preto
Mariana
BR-262
BR-381
BR-494
BR-040
MG-050
MG-431
MG-356
MG-123
550000
600000
650000
7800000
7750000
N
LEGEND
Roads
Railroads
Mineral Rights
Jaguar Projects
Iron Formation
Cities
SCALE
20 10 0 20 km
80°W 60°W 40°W
10°S
30°S
Projects
Location Map
DATE:
22/08/2007
SCALE:
1:650,000

550000
600000
650000
7800000
7750000
N
Turmalina
Sabará
Caeté Expansion
CTX
Paciência
BR-262
BR-381
BR-494
MG-430
MG-431
MG-050
BR-040
MG-356
MG-123

LEGEND

- Roads
- Railroads
- Mineral Rights
- Jaguar Projects

Geology

- Cenozoic cover
- Mafic/Ultramfic Rocks
- São Francisco Supergroup
- Espinhaço Supergroup
- Minas Supergroup
- Rio das Velhas Supergroup
- Granitoids
- Basamentcomplexes

SCALE

20 10 0 20 km

80°W
60°W
40°W
10°S
30°S

Projects

Location Map

DATE:	SCALE:
22/08/2007	1:650,000

512000
512500
513000
513500
7817500
7817000
N
700
Satinoco Target
FSN033
FSN030
FSN031
FSN057
FSN058
FSN009
FSN004
FSN003
FSN08
FSN054
FSN007
FSN05
FSN021
FSN018
FSN020
FSN078
FSN080
FSN019
FSN041
FSN040
FSN039
FSN053
FSN059
FSN006
FSN061
FSN062
FSN016
FSN023
FSN036
FSN044
FSN043
FSN025
FSN077
FSN076
FSN050
FSN035
FSN042
FSN017
FSN015
FSN048
FSN047
FSN046
FSN027
FSN029
FSN045
FSN051
FSN052
FSN032
FSN034
FSN012
FSN024
FSN011
FSN022
FSN064
FSN066
FSN067
FSN068
FSN063
FSN065
812003/1975
Turmalina Mine
803470/1978
831617/2003
675
725
750
650
700
SCALE
200 100 0 200 m
LEGEND
Drilling Jaguar (FSN010 to FSN080)
Drilling Anglogold (FSN001 to FSN009)
Roads
Drainages
Topography
Waste Deposit
Ramp
Open pit
Satinoco Target
Mineral Rights
Geology
Quaternary
Sedimentary Sequence
Intermediate Volcanic Sequence
Metasedimentary Sequence
Basal Volcanic Sequence
50W
40W
20S
Belo Horizonte
JAGUAR MINING INC.
Turmalina Project
Satinoco Target
Drilling
MTL
MINERAÇÃO TURMALINA LTDA
DATE:
22/08/2007
SCALE:
1:7,500

Satinoco Target
TECHNICAL REPORT

December 2007

Rogério Moreno, Principal Geologist
MCB

To: MTL - Mineração Turmalina Ltda.

By:

MCB - Geologia e Mineração Ltda.

Rua Fernandes Tourinho, 235 - Sala 802

Funcionários

30112-000 - Belo Horizonte, MG

Brazil

rogerio.moreno@mcbnet.com.br

1      - INTRODUCTION

        Executive Summary

2      - PROJECT DATA

        Sample Types

        Topography

        Density Data

        Exploratory Data Analysis

        Geological Model

3      - Grade Estimation

        Compositing

        Variography

        High Grade Cutting Factor

        Grade Estimation Method

        Mineral Resources Estimate, by Category

Appendix 1 - 3D Geologic Model

Appendix 2 - Plan Views - Estimated Block Models

Satinoco Project	Technical Report - Dec - 2007	1

1       INTRODUCTION

This resources estimate report was prepared by MCB - Geologia e Mineração Ltda. (“MCB”) to MTL - Mineração Turmalina Ltda.

The Satinoco Target is located in the west portion of the Quadrilátero Ferrífero (“Iron Quadrangle”), in the town of Conceição do Pará, in the state of Minas Gerais, Brazil. The site is accessed from Belo Horizonte, the capital city of Minas Gerais, using the federal road (BR-262) to the west and, after about 100 km, taking a secondary paved road to the towns of Conceição do Pará and Pitangui, where, after 23 km, one reaches the Turmalina project site, where the Satinoco Target is located.

The objective of the work is to estimate and categorize resources based on a resource model that includes all relevant drilling results to date, as well as the latest geological information.

1.1       Executive Summary

- The work includes the initial review of the available information and the development of geological information based on data available to date.

- The Geological 3D Model adopted a 1.0 g/t-cutoff envelope inside hydrothermal alteration zones. A cap value of 30 g/t has been adopted.

- Statistical and geostatistical analyses were carried out; the impact of high-grade values was analyzed, as well as the appropriate definition of composites length.

- The spatial continuity was defined by correlograms.

- The Resource Estimation Model utilized the Inverse Distance Squared method.

- The resources were categorized according to the CIM guidelines.

2       PROJECT DATA

2.1       Samples Types

Diamond Drilling Core Sampling

Drilling workings were carried out by drilling companies with proven technical skills. Drill Holes are accepted only if they presented more than 85% recovery at the mineralized zone.

The drill holes executed to evaluate the deposit of fresh rocks have their deviations measured by Tropari, Sperry Sun, and DDI/Maxbore.

The cores are stored in wooden boxes of 1-m length with 3 m of core per box (HQ diameter) or 4 m of core per box (NQ diameter). The hole number, depth, and location are identified in the boxes by an aluminum plate (in front of the box) and by a water resistant ink mark (on its side). The progress interval and core recovery are identified inside the boxes by small wooden or aluminum plates.

Satinoco Project	Technical Report - Dec - 2007	2

The drilling programs were developed in two distinct phases:

Phase 1: It was made by the Mineração Morro Velho/AngloAmerican Group (now AngloGold Ashanti) in 1990. They drilled 9 holes totaling 1,523.34 m. Trenches, auger drilling, and channel samples were produced during this time.

Mineração Morro Velho estimated and mined the Satinoco and Turmalina oxide ore from 1992 to 1995 and produced about 35,000 oz of gold using a heap leaching - CIC plant.

Phase 2: After Jaguar acquired these properties a complementary drill program was started, aiming to estimate the gold resources in the sulfide mineralized body, in accordance with the NI 43-101, and to test the lateral continuity of the Satinoco Structure. In this phase 58 holes and 8,839.15 meters were drilled.

Phase 3: A 2007 drill hole campaign were done to increase resource evaluation confidence level. In this phase 46 holes and 12,568.40 meters were drilled.

The table below presents the collar and the main assays results of the holes drilled in the Satinoco Area.

Satinoco Project	Technical Report - Dec - 2007	3

Satinoco - AngloGold Drilling Results (> 1.00 g/t)
Hole	Coordinate		Elevation	Width	Azimuth	Dip	Mineralized Intervals
	N	E	(m)	(m)	Degree	Degree	From	To	Gade	Thick.
FSN-01	7,817,244	512,369	695.0	154.83	Vertical	-90	35.50	35.94	1.60	0.44
							55.00	55.38	1.10	0.38
							83.50	84.49	1.30	0.99
							124.00	124.80	1.16	0.80
FSN-02	7,817,279	512,336	705.5	182.86	Vertical	-90	38.50	39.22	4.93	0.72
							128.50	128.85	3.41	0.35
							164.15	166.16	6.08	2.01
							170.00	170.68	4.64	0.68
FSN-03	7,817,226	512,338	697.2	154.43	Vertical	-90	50.25	50.64	3.50	0.39
							51.25	51.73	6.11	0.48
							52.25	53.19	2.11	0.94
							54.75	55.38	2.72	0.63
FSN-04	7,817,254	512,310	705.3	220.60	Vertical	-90	55.50	55.94	1.20	0.44
							59.00	59.58	3.07	0.58
							142.00	142.77	1.07	0.77
							144.65	145.93	2.35	1.28
FSN-05	7,817,163	512,414	705.8	197.53	Vertical	-90	39.00	39.52	2.07	0.52
							82.50	84.16	2.54	1.66
							118.45	120.10	4.56	1.65
FSN-06	7,817,028	512,553	742.8	141.08	245	-70	51.00	51.38	1.85	0.38
							56.00	58.91	24.76	2.91
							70.00	70.97	3.00	0.97
							109.00	109.38	1.55	0.38
FSN-07	7,817,180	512,417	703.5	160.00	Vertical	-90	18.00	18.57	2.05	0.57
							78.00	78.61	2.29	0.61
FSN-08	7,817,276	512,418	700.5	203.13	Vertical	-90	62.50	63.40	4.17	0.90
							104.00	104.56	1.20	0.56
							182.82	183.75	1.18	0.93
FSN-09	7,817,264	512,280	712.0	109.08	Vertical	-90	89.00	94.96	12.32	5.96

Satinoco Project	Technical Report - Dec - 2007	4

Satinoco - Jaguar Drilling Results - PHASE 2 (> 1.00 g/t)
Hole	Coordinate		Elevation	Width	Azimuth	Dip	Mineralized Intervals
	N	E	(m)	(m)	Degree	Degree	From	To	Grade	Thick.
FSN-10	7,816,820	512,858	747.7	111.00	250	-50	52.50	54.20	1.33	1.70
							57.55	68.90	1.11	11.35
FSN-11	7,816,902	512,960	726.9	261.15	250	-85	208.45	212.25	5.70	3.80
							215.30	217.70	3.27	2.40
FSN-12	7,816,944	512,882	716.8	200.00	250	-50	Not mineralized
FSN-13	7,816,843	512,838	744.7	132.45	250	-50	75.35	77.00	2.50	1.65
							80.40	83.50	3.40	3.10
FSN-14	7,816,818	512,991	736.3	173.00	250	-50	75.60	76.65	9.40	1.05
FSN-15	7,816,863	512,820	741.9	133.95	250	-50	77.10	79.10	2.90	2.00
FSN-16	7,816,979	512,644	741.9	110.25	250	-50	59.35	61.50	8.74	2.15
FSN-17	7,816,880	512,793	739.9	132.10	250	-50	Not mineralized
FSN-18	7,817,195	512,591	718.9	241.90	250	-50	167.70	171.00	2.40	3.30
FSN-19	7,817,095	512,601	725.66	204.05	250	-50	114.05	115.15	1.13	1.10
							130.45	131.45	4.95	1.00
							134.40	135.40	2.64	1.00
FSN-20	7,817,155	512,596	720.80	204.25	250	-50	146.80	149.35	2.67	2.55
							167.65	168.65	5.00	1.00
FSN-21	7,817,213	512,453	706.52	211.80	290	-50	80.95	82.55	1.36	1.60
							126.80	127.30	4.23	0.50
FSN-22	7,816,873	512,975	730.16	185.25	250	-50	148.05	150.30	1.56	2.25
FSN-23	7,817,007	512,637	738.4	97.15	250	-50	83.40	86.80	3.01	3.40
FSN-24	7,816,914	512,931	724.7	222.65	250	-50	136.85	141.70	2.41	4.85
FSN-25	7,816,962	512,680	740.2	110.55	250	-50	70.80	71.40	0.68	0.60
FSN-26	7,816,808	512,885	749.6	53.80	250	-70	83.15	86.15	1.58	3.00
FSN-27	7,816,797	512,914	749.8	88.75	250	-70	92.90	95.90	3.65	3.00
FSN-28	7,816,800	513,020	736.4	234.40	250	-70	85.20	88.45	4.31	3.25
FSN-29	7,816,790	512,951	745.1	157.25	250	-70	86.40	88.60	0.98	2.20
FSN-30	7,817,394	512,279	728.2	154.80	250	-60	68.30	69.55	3.00	1.25
FSN-31	7,817,338	512,310	717.6	230.00	250	-60	134.50	135.65	1.16	1.15
FSN-32	7,816,774	513,021	741.6	174.35	250	-60	Not mineralized
FSN-33	7,817,446	512,272	722.5	223.40	250	-70	89.15	89.70	6.85	0.55
							92.30	92.70	3.40	0.40
FSN-34	7,816,773	513,089	720.1	142.60	250	-70	Not mineralized
FSN-35	7,816,928	512,725	733.0	101.00	250	-70	Not mineralized
FSN-36	7,817,039	512,629	734.8	138.65	250	-70	100.35	101.50	1.36	1.15
FSN-37	7,817,314	512,245	723.1	112.30	250	-70	Not mineralized
FSN-38	7,817,291	512,265	716.1	106.55	250	-60	Not mineralized
FSN-39	7,817,073	512,493	725.5	111.90	250	-70	42.30	43.80	2.92	1.50
FSN-40	7,817,092	512,459	719.7	124.10	250	-70	Not mineralized
FSN-41	7,817,115	512,435	713.5	122.35	250	-60	25.50	26.15	1.14	0.65
							53.20	53.95	1.12	0.75
							72.30	73.40	2.01	1.10
FSN-42	7,816,905	512,760	733.8	116.25	250	-60	67.60	69.50	2.69	1.90
FSN-43	7,817,013	512,734	726.3	171.40	250	-60	39.80	42.00	4.46	2.20
							118.20	119.20	1.33	1.00
FSN-44	7,817,066	512,707	725.2	205.70	250	-60	160.90	163.90	4.47	3.00

Satinoco Project	Technical Report - Dec - 2007	5

FSN-45	7,816,802	512,816	755.3	41.40	250	-60	Not mineralized
FSN-46	7,816,819	512,791	753.2	56.75	250	-70	32.70	38.00	1.76	5.30
FSN-47	7,816,830	512,766	754.3	44.75	250	-70	21.25	29.25	3.31	8.00
FSN-48	7,816,841	512,742	755.5	45.20	250	-70	Not mineralized
FSN-49	7,816,784	512,837	756.9	44.95	250	-70	31.00	36.60	1.70	5.60
FSN-50	7,816,923	512,692	779.3	46.50	250	-70	Not mineralized
FSN-51	7,816,768	512,865	757.1	48.60	250	-70	42.10	43.95	2.70	1.85
FSN-52	7,816,760	512,899	753.9	56.60	250	-70	Not mineralized
FSN-53	7,817,060	512,508	727.8	47.50	250	-60	40.40	46.75	12.37	6.35
FSN-54	7,817,224	512,321	697.9	35.15	250	-60	17.40	23.10	11.25	5.70
							27.05	27.90	35.70	0.85
FSN-55	7,817,243	512,304	702.5	32.00	250	-60	20.45	21.25	1.13	0.80
FSN-56	7,817,048	512,528	730.3	46.65	250	-60	41.60	46.65	6.32	5.05
FSN-57	7,817,264	512,291	708.8	43.20	250	-60	Not mineralized
FSN-58	7,817,271	512,267	711.8	33.80	250	-60	17.30	18.90	2.17	1.60
FSN-59	7,817,031	512,541	733.5	47.30	250	-50	36.80	38.85	4.64	2.05
FSN-60	7,817,015	512,554	736.4	44.10	250	-50	31.70	33.10	5.10	1.40
FSN-61	7,816,999	512,567	740.2	52.60	250	-50	38.05	38.95	2.65	0.90
FSN-62	7,816,973	512,577	747.1	64.80	250	-50	22.10	26.20	5.80	4.10
FSN-63	7,817,168	512,801	709.5	412.25	250	-87	312.30	315.90	2.40	3.60
							344.80	346.80	2.83	2.00
							353.00	358.00	6.80	5.00
FSN-64	7,816,894	513,104	716.4	403.10	270	-87	255.00	258.10	4.30	3.10
FSN-65	7,817,148	512,884	697.6	404.05	250	-87	Not mineralized
FSN-66	7,816,875	513,201	715.8	436.55	250	-87	Not mineralized
FSN-67	7,816,939	513,190	709.4	428.75	270	-87	416.00	417.00	1.13	1.00
FSN-68	7,817,246	512,806	701.2	421.55	270	-87	365.40	366.40	2.51	1.00
							369.40	372.40	1.35	3.00

Satinoco Project	Technical Report - Dec - 2007	6

Satinoco - Jaguar Drilling Results - PHASE 3 (> 1.00 g/t)
Hole	Coordinate		Elevation	Width	Azimuth	Dip	Mineralized Intervals
	N	E	(m)	(m)	Degree	Degree	From	To	Grade	Thick.
FSN-69	512,690	7,816,998	735.3	180.1	250	-60	108.70	110.70	4.45	2.00
FSN-70	512,646	7,817,210	716.0	283.6	250	-65	221.45	222.45	1.00	1.00
FSN-71	512,776	7,817,036	717.5	256.1	250	-80	182.30	183.30	7.00	1.00
FSN-72	512,720	7,816,978	731.6	157.8	250	-60	110.10	111.10	2.67	1.00
FSN-73	512,721	7,816,978	731.3	207.1	250	-87	155.30	156.30	1.22	1.00
FSN-74	512,645	7,817,211	716.0	350.3	250	-87	278.00	283.00	2.52	5.00
							324.20	327.20	1.92	3.00
FSN-75	512,656	7,817,175	719.7	258.9	250	-60	193.45	197.25	1.79	3.80
FSN-76	512,776	7,816,961	722.4	166.2	250	-60	Not Mineralized
FSN-77	512,775	7,816,960	722.4	213.9	250	-87	163.50	168.80	6.05	5.30
FSN-78	512,657	7,817,124	723.5	236.0	250	-60	171.60	172.60	13.38	1.00
							175.60	178.60	6.15	3.00
							183.00	186.60	4.10	3.60
FSN-79	512,775	7,817,036	717.5	210.1	250	-60	155.50	156.50	1.53	1.00
FSN-80	512,656	7,817,123	723.5	312.0	250	-87	242.00	243.00	1.61	1.00
							248.00	251.00	3.22	3.00
							253.00	254.00	2.04	1.00
FSN-81	512,808	7,816,941	727.3	176.7	250	-60	118.85	120.80	1.04	1.95
FSN-82	512,808	7,816,941	727.3	218.5	250	-87	138.00	139.00	0.97	1.00
FSN-83	512,747	7,817,089	720.4	228.0	250	-60	190.20	194.00	6.10	3.80
							192.00	193.00	2.25	1.00
FSN-84	512,674	7,817,085	726.8	219.7	250	-60	160.40	161.20	1.67	0.80
							164.20	164.85	2.71	0.65
							234.00	236.00	2.43	2.00
FSN-85	512,656	7,817,176	718.7	326.9	250	-87	166.80	169.80	1.13	3.00
							234.00	236.00	2.43	2.00
							258.00	259.00	2.12	1.00
FSN-86	512,900	7,816,837	742.0	142.4	250	-60	85.00	87.00	4.20	2.00
							91.40	98.00	1.08	6.60
FSN-87	513,144	7,816,856	717.5	344.0	250	-87	260.95	263.00	0.87	2.05
FSN-88	512,675	7,817,086	726.8	261.2	250	-87	217.90	221.00	2.57	3.10
FSN-89	512,901	7,816,837	741.8	201.5	250	-87	Not Mineralized
FSN-90	512,699	7,817,146	720.5	303.8	250	-60	207.00	210.60	2.64	3.60
							214.20	218.00	7.52	3.80
FSN-91	512,697	7,817,197	713.9	312.0	250	-60	209.50	210.70	1.29	1.20
							228.90	232.00	2.59	3.10
							238.40	239.40	1.46	1.00
							250.00	252.00	3.63	2.00
FSN-92	512,747	7,817,089	720.4	316.6	250	-87	269.00	276.00	3.89	7.00
FSN-93	513,143	7,816,856	717.4	303.6	250	-60	Not Mineralized
FSN-94	512,699	7,817,147	730.8	339.3	250	-87	273.90	276.00	3.39	2.10
							284.00	285.00	1.74	1.00
							290.00	292.85	3.66	2.85
FSN-95	512,750	7,817,180	712.2	325.5	250	-60	252.20	253.00	2.51	0.80
							269.25	273.25	3.10	4.00
FSN-96	512,921	7,816,822	745.2	180.7	250	-87	138.00	139.00	1.17	1.00
FSN-97	512,664	7,817,034	734.3	154.7	250	-60	116.00	118.00	1.38	2.00
FSN-98	512,625	7,817,063	731.9	178.2	250	-70	Not Mineralized
FSN-99	512,876	7,816,871	732.7	147.1	250	-60	95.00	99.00	6.22	4.00
							102.00	104.00	6.88	2.00
							109.00	110.80	5.57	1.80
FSN-100	512,750	7,817,181	713.1	444.8	250	-87	307.20	311.20	3.38	4.00
							313.40	314.40	2.28	1.00
							331.00	335.00	8.76	4.00
FSN-101	512,814	7,817,135	710.8	453.2	250	-87	337.80	338.80	25.54	1.00
							353.00	356.40	2.24	3.40
FSN-102	512,616	7,817,127	723.4	211.3	250	-70	165.00	166.00	1.17	1.00
							173.00	173.80	2.07	0.80
							184.30	186.40	1.27	2.10
FSN-103	512,347	7,817,300	706.0	132.2	250	-60	125.50	127.50	1.37	2.00
FSN-104	512,387	7,817,309	703.6	251.8	250	-87	201.15	202.15	1.00	1.00
							204.20	206.30	5.08	2.10
FSN-105	512,432	7,817,317	701.1	262.5	250	-87	247.10	249.15	2.01	2.05
							250.15	253.15	3.05	3.00
FSN-106	512,539	7,817,168	716.0	186.7	250	-60	Not Mineralized
FSN-107	513,117	7,816,919	713.5	436.1	250	-87	Not Mineralized
FSN-108	512,361	7,817,371	716.3	306.3	250	-80	239.00	241.00	3.89	2.00
FSN-109	512,360	7,817,340	710.2	286.5	250	-87	222.40	223.90	2.87	1.50
FSN-110	513,118	7,816,920	713.5	382.6	250	-60	318.50	319.50	3.11	1.00
							324.50	327.50	1.28	3.00
							329.60	330.80	2.73	1.20
							337.30	339.30	1.36	2.00
							342.40	343.50	1.41	1.10
							346.70	347.70	5.80	1.00
FSN-111	512,361	7,817,371	716.1	304.5	250	-87	251.00	252.00	1.56	1.00
FSN-112	513,065	7,816,939	716.0	359.5	250	-60	299.70	312.70	4.25	13.00
FSN-113	512,735	7,817,216	709.1	338.1	250	-60	239.70	240.75	1.47	1.05
							281.00	283.00	3.48	2.00

Satinoco Project	Technical Report - Dec - 2007	7

2.2       Topography

Surface and underground surveying were provided by Jaguar.

2.3       Density Data

The Satinoco waste and mineralized body densities were defined by the methodology based on the water volume increase that takes place when a diamond core piece is placed inside a graduated tube. The density calculation is based on the basic formula:

             Core weight (g)
D =         - - - - - - - - - - - -
            (V2 - V1) cm3

Where:   V1 is the initial water volume;
                V2 is the water volume after introducing the core piece.

Based on a complementary set of density tests, the calculated average density for the mineralized body is 2.95 g/cm3.

2.4     Exploratory Data Analysis

Tables and graphics presented in this report were done in such a way as to split original samples into geologically and statistically distinct sub-populations. The result of this analysis is the definition of the three geologic sub-populations that were used to constrain the grade estimation. They were called the NW, Central, and SE areas.

Satinoco Project	Technical Report - Dec - 2007	8

Satinoco NW Area

Body 1 - Sat_NW_01 - 101
Body 2 - Sat_NW_02 - 102

Satinoco Central Area

Body 1 - Sat_CE_01 - 201
Body 2 - Sat_ CE _02 - 202
Body 3 - Sat_ CE _03 - 203
Body 4 - Sat_ CE _04 - 204
Body 5 - Sat_ CE _05 - 205

Satinoco SE Area

Body 1 - Sat_SE_01 - 301
Body 2 - Sat_SE_02 - 302
Body 3 - Sat_SE_03 - 303
Body 4 - Sat_SE_04 - 304
Body 5 - Sat_SE_05 - 305
Body 6 - Sat_SE_06 - 306

Ore body		Au (g/t)	Au Cap (30 g/t)
101	Valid	22	22
	Minimum	0.4	0.4
	Maximum	7.90	7.90
	Mean	2.19	2.19
	Std. Devn.	2.01	2.01
	Variance	4.06	4.06
	Co. of Variation	0.92	0.92

Ore body		Au g/t	Au Cap (30 g/t)
102	Valid	8	8
	Minimum	1.1	1.1
	Maximum	31.50	30.00
	Mean	10.10	9.91
	Std. Devn.	10.25	9.80
	Variance	105.01	96.12
	Co. of Variation	1.01	0.99

Ore body		Au g/t	Au Cap (30 g/t)
201	Valid	141	141
	Minimum	0	0
	Maximum	33.30	30.00
	Mean	4.22	4.20
	Std. Devn.	5.70	5.58
	Variance	32.46	31.17
	Co. of Variation	1.35	1.33

Satinoco Project	Technical Report - Dec - 2007	9

Ore body		Au g/t	Au Cap (30 g/t)
202	Valid	33	33
	Minimum	0.1	0.1
	Maximum	13.40	13.40
	Mean	2.66	2.66
	Std. Devn.	3.07	3.07
	Variance	9.40	9.40
	Co. of Variation	1.15	1.15

Ore body		Au g/t	Au Cap (30 g/t)
203	Valid	2	2
	Minimum	1	1
	Maximum	4.00	4.00
	Mean	2.50	2.50
	Std. Devn.	2.12	2.12
	Variance	4.50	4.50
	Co. of Variation	0.85	0.85

Ore body		Au g/t	Au Cap (30 g/t)
204	Valid	4	4
	Minimum	1.8	1.8
	Maximum	3.00	3.00
	Mean	2.45	2.45
	Std. Devn.	0.55	0.55
	Variance	0.30	0.30
	Co. of Variation	0.22	0.23

Ore body		Au g/t	Au Cap (30 g/t)
205	Valid	2	2
	Minimum	4.3	4.3
	Maximum	4.70	4.70
	Mean	4.50	4.50
	Std. Devn.	0.28	0.28
	Variance	0.08	0.08
	Co. of Variation	0.06	0.06

Satinoco Project	Technical Report - Dec - 2007	10

Ore body		Au g/t	Au Cap (30 g/t)
301	Valid	138	138
	Minimum	0.1	0.1
	Maximum	13.80	13.80
	Mean	2.33	2.33
	Std. Devn.	2.51	2.51
	Variance	6.32	6.32
	Co. of Variation	1.08	1.08

Ore body		Au g/t	Au Cap (30 g/t)
302	Valid	2	2
	Minimum	1.5	1.5
	Maximum	10.40	10.40
	Mean	5.95	5.95
	Std. Devn.	6.29	6.29
	Variance	39.61	39.61
	Co. of Variation	1.06	1.06

Ore body		Au g/t	Au Cap (30 g/t)
303	Valid	5	5
	Minimum	1	1
	Maximum	8.90	8.90
	Mean	3.82	3.82
	Std. Devn.	3.16	3.17
	Variance	10.02	10.02
	Co. of Variation	0.83	0.83

Ore body		Au g/t	Au Cap (30 g/t)
304	Valid	3	3
	Minimum	0.5	0.5
	Maximum	2.20	2.20
	Mean	1.30	1.30
	Std. Devn.	0.85	0.85
	Variance	0.73	0.73
	Co. of Variation	0.66	0.66

Satinoco Project	Technical Report - Dec - 2007	11

Ore body		Au g/t	Au Cap (30 g/t)
305	Valid	2	2
	Minimum	1.2	1.2
	Maximum	1.60	1.60
	Mean	1.40	1.40
	Std. Devn.	0.28	0.28
	Variance	0.08	0.08
	Co. of Variation	0.20	0.20

Ore body		Au g/t	Au Cap (30 g/t)
306	Valid	1	1
	Minimum	5.8	5.8
	Maximum	5.80	5.80
	Mean	5.80	5.80
	Std. Devn.
	Variance
	Co. of Variation

Ore body		Au g/t	Au Cap (30 g/t)
Total	Valid	363	363
	Minimum	0	0
	Maximum	33.30	30.00
	Mean	3.31	3.30
	Std. Devn.	4.50	4.42
	Variance	20.24	19.49
	Co. of Variation	1.36	1.34

2.5  Geological Model

The 3D Geological Modeling was developed based on a manual interpretation on vertical cross sections. A 3D wireframe was created based on the aforementioned interpretation. The main criteria used were an 1 g/t grade cut off and an accounting of at least 1-m intercepts.

Interpretation polygons were snapped to the drill holes interceptions.

3  GRADE ESTIMATION

3.1  Compositing

One of the main reasons for compositing the original drill holes assay data is to regularize sample lengths. Down-hole composites were created for 1-m intervals and gold grades were averaged. Composites were broken down by the 3D geological modeling.

Satinoco Project	Technical Report - Dec - 2007	12

Composites were assigned a value to a control variable rock that belongs to each mineralized area.

3.2  Variography

There have been no representative variograms. Some show structures with strong zonal anisotropy, which present correlations until 100 m in the vertical direction.

3.3 Grade Estimation Method

Since variogram adjustment was not possible, the use of a conventional estimation method became necessary. The Inverse Distance Squared method is preferred if kriging is not recommended. It is worth noting that the Inverse Distance Squared method assigns a weight to each sample.

Two interaction procedures were used. The first run used a variogram range as search radius (twice), in order to have each block estimated in  a single run.

Satinoco Project	Technical Report - Dec - 2007	13

    Thereafter, whenever estimating blocks did not lie inside the geological 3D model envelope, a second run was made, using a larger search radius and not including the aforementioned estimating blocks.

    Due to the fact that the thickness of mineralized body varies from 1 m to 5 m thick, a block “percent concept” had to be used to estimate resources.

    Only composites inside each wireframe were used to estimate the blocks inside the same wireframe.

Mine Sight Standard.

Axis	Search X	Search Y	Search Z
Search Radius (m) -	80	40	20
Axis	ROT	DIPN	DIPE
Rotation (degrees)	60	-60
Search Type	Ellipsoidal
ID Power	2
Min. Samples	2
Max. Samples	12

Mine Sight Standard

Axis	Search X	Search Y	Search Z
Search Radius (m) -	1280	640	320
Axis	ROT	DIPN	DIPE
Rotation (degrees)	60	-60
Search Type	Ellipsoidal
ID Power	2
Min. Samples	2
Max. Samples	12

Grade Estimation Results:

Ore body		Au_cap (g/t)
101	Valid	922
	Minimum	0.69
	Maximum	4.60
	Mean	2.45
	Std. Devn.	0.96
	Variance	0.93
	Co. of Variation	0.39

Satinoco Project	Technical Report - Dec - 2007	14

Ore body		Au_cap (g/t)
102	Valid	126
	Minimum	3.56
	Maximum	10.97
	Mean	9.21
	Std. Devn.	1.16
	Variance	1.34
	Co. of Variation	0.13

Ore body		Au_cap (g/t)
201	Valid	2649
	Minimum	0.64
	Maximum	14.54
	Mean	4.11
	Std. Devn.	2.33
	Variance	5.42
	Co. of Variation	0.57

Ore body		Au_cap (g/t)
202	Valid	481
	Minimum	1.10
	Maximum	4.74
	Mean	2.62
	Std. Devn.	0.80
	Variance	0.64
	Co. of Variation	0.31

Ore body		Au_cap (g/t)
203	Valid	48
	Minimum	1.06
	Maximum	3.93
	Mean	2.42
	Std. Devn.	0.97
	Variance	0.94
	Co. of Variation	0.40

Satinoco Project	Technical Report - Dec - 2007	15

Ore body		Au_cap (g/t)
204	Valid	131
	Minimum	1.80
	Maximum	2.72
	Mean	2.44
	Std. Devn.	0.31
	Variance	0.10
	Co. of Variation	0.13

Ore body		Au_cap (g/t)
205	Valid	38
	Minimum	4.39
	Maximum	4.46
	Mean	4.44
	Std. Devn.	0.01
	Variance	0.00
	Co. of Variation	0.00

Ore body		Au_cap (g/t)
301	Valid	1656
	Minimum	0.60
	Maximum	5.72
	Mean	2.73
	Std. Devn.	1.32
	Variance	1.75
	Co. of Variation	0.49

Ore body		Au_cap (g/t)
302	Valid	23
	Minimum	4.15
	Maximum	5.51
	Mean	4.76
	Std. Devn.	0.24
	Variance	0.06
	Co. of Variation	0.05

Satinoco Project	Technical Report - Dec - 2007	16

Ore body		Au_cap (g/t)
303	Valid	95
	Minimum	1.01
	Maximum	4.09
	Mean	3.15
	Std. Devn.	0.99
	Variance	0.97
	Co. of Variation	0.31

Ore body		Au_cap (g/t)
304	Valid	47
	Minimum	1.26
	Maximum	1.37
	Mean	1.31
	Std. Devn.	0.03
	Variance	0.00
	Co. of Variation	0.02

Ore body		Au_cap (g/t)
305	Valid	47
	Minimum	1.39
	Maximum	1.41
	Mean	1.40
	Std. Devn.	0.00
	Variance	0.00
	Co. of Variation	0.00

Ore body		Au_cap (g/t)
Total	Valid	6263
	Minimum	0.60
	Maximum	14.54
	Mean	3.39
	Std. Devn.	2.07
	Variance	4.29
	Co. of Variation	0.61

Satinoco Project	Technical Report - Dec - 2007	17

3.4    Mineral Resources Classification

The adopted resource categorization method was based on search ellipsoid as follows:

Blocks estimated at 40x20x10 m - measured resources
Blocks estimated at 120x40x20 m - indicated resources
Blocks estimated at 800x400x200 m - inferred resources

Both the above criterion and the resource estimation / classification cut-off grade of

1.50 g/t (50% over the CoG utilized to define the 3D Block Model envelope) were used based on MCB’s experience, updated gold prices, and more detailed MTL production costs.

Estimated Block -
Classification determined based on the above Search Ellipsoid Criteria

Cut-Off - 1.50 g/t

	Total
	Ton (t)	Au (g/t)	oz.
Measured	466,989	3.76	56,519
Indicated	1,274,835	3.71	151,996
Measured + Indicated	1,741,824	3.72	208,516
Inferred	523,369	3.85	64,773

___________________________

Rogério Moreno - Geologist

Rogério Moreno, Professional Geologist
Registration with the Board of Professional Engineers/ Geologists of the State of São Paulo: CREA-SP: 0602525

Satinoco Project	Technical Report - Dec - 2007	18